Harland Clarke Holdings Corp.
10931 Laureate Drive
San Antonio, Texas 78249

                  September 9, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, D.C.   20549

Attn:	Lyn Shenk Branch Chief, Division of Corporation Finance

Re:	Harland Clarke Holdings Corp. Form 10-K for Fiscal Year Ended December 31, 2010 Filed March 4, 2011 Form 10-Q for Fiscal Quarter ended June 30, 2011 Filed August 4, 2011 File No. 333-133253

Dear Mr. Shenk:

This letter contains our response to the comments received from the Staff contained in your letter dated August 29, 2011 (the “Comment Letter”).  The Staff’s comments in the Comment Letter have been reproduced here in italics, and are followed immediately by our responses providing any requested information or confirming that we will revise future filings.

Form 10-K for Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis
Critical Accounting Policies and Estimates
Revenue Recognition, page 31

1.
Please identify the estimates and judgments with respect to any of your arrangements that are most sensitive to change, and the degree of that sensitivity, that either have or could materially impact the amount and timing of revenue recognized.  Refer to Section V of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

Response:
With respect to revenue recognition, the estimates and judgments that are particularly sensitive to change relate to percentage-of-completion calculations.  At page 31 of the Company’s Form 10-K for the fiscal year ended December 31, 2010 in the paragraph related to implementation services, we state: “Estimates of efforts to complete a project are used in the percentage-of-completion calculation.  Due to uncertainties inherent in these estimates, actual results could differ from these estimates.”  During the fiscal year ended December 31, 2010, total revenues recognized using percentage-of-completion calculations were $3.4 million, which was 0.2% of consolidated net revenues. We will eliminate this disclosure regarding percentage-of-completion calculations in Critical Accounting Policies and Estimates in future filings because the revenue is not material.  If revenue related to these types of arrangements should become material in the future, we will expand our discussion about the estimates, judgments and degree of sensitivity that could materially affect the amount and timing of revenue recognized.  There are no other estimates and judgments with respect to any material sales arrangements that are particularly sensitive to change.

Consolidating Operating Results, page 35

2.
Please quantify each factor cited throughout your MD&A analysis in the Form 10-K and Form 10-Q.  Refer to section 501.04 of the Codification of Financial Reporting Releases for guidance, as well as Item 303(A)(3)(iii) of Regulation S-K in regard to a price/volume analysis with respect to revenues.

Response:
We note the Staff’s comment and will provide additional quantifications for factors cited throughout our MD&A analysis in future filings.

Liquidity and Capital Resources, page
Cash Flow Analysis, page 43

3.
We note references in the Form 10-K and the Form 10-Qs filed for fiscal 2011 that the reason for the variance in cash provided by operating activities was due to “timing of payments” and “cash flow from operations.”  Please discuss the payments affected by timing and the reason for the difference in the timing.

Response:
We note the Staff’s comment and will discuss the payments affected by timing and the reason for the difference in the timing, when applicable, in future filings.

4.
Please disclose the amount of capital expenditures planned or expected in the ensuing year pursuant to Item 303(A)(2)(i) of Regulation S-K.  Refer to section III.B of Release 33-6835, which is available on our website at http://www.sec.gov/rules/interp/33-6835.htm for further guidance.  For example, we did not identify in the Form 10-K for fiscal 2010 disclosure of the amount of capital expenditures anticipated or expected for fiscal 2011.

Response:
We will disclose anticipated capital expenditures for the subsequent year in future Form 10-K filings and update for material changes in Form 10-Q filings during that year.

Notes to Consolidated Financial Statements
Note 16. Commitments and Contingencies, page F-37

5.
Pursuant to ASC 450-20-50-4.b, please disclose the reasonably possible loss or range of reasonably possible loss associated with each of the Honeywell indemnification and the aggregate of the claims associated with HFS’s LaserPro warranty matter, or state that an estimate of the reasonably possible loss or range of reasonably possible loss cannot be made.  If you conclude that you cannot estimate the reasonably possible loss or range of reasonably possible loss, please explain to us:  (1) the procedures you undertake on a quarterly basis to attempt to develop the reasonably possible loss or range of reasonably possible loss for disclosure and (2) for each matter referred to above, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated.  In addition, please explain how you determine whether to proceed to trial or settle these matters if you are unable to determine the reasonably possible loss or range of reasonably possible loss.  In this regard, we note that you settled one warranty claim in 2009 with respect to HFS’s LaserPro matter.  We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies.  Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.  Please provide us with your intended revised disclosure.

Response:
We believe the probability of a material loss associated with the Honeywell matters and associated with the HFS LaserPro warranty matter is remote.  In response to the Staff’s comment, we will modify our disclosure in future filings of Form 10-K and Form 10-Q.  Included below are examples of the modified disclosures, which are based on the disclosures included in our Form 10-K for the fiscal year ended December 31, 2010.  Our future filings will reflect circumstances existing at that time.  The underscored text represents what would be our revisions to the disclosure in the Form 10-K for the fiscal year ended December 31, 2010.

Honeywell Indemnification
Certain of the intermediate holding companies of the predecessor of the Company had issued guarantees on behalf of operating companies formerly owned by these intermediate holding companies, which operating companies are not part of the Company’s business.  In the stock purchase agreement executed in connection with the acquisition of the Company by M & F Worldwide in 2005, Honeywell agreed to use its commercially reasonable efforts to assume, replace or terminate such guarantees and indemnify M & F Worldwide and its affiliates, including the Company and its subsidiaries, with respect to all liabilities arising under such guarantees.  Honeywell has been fulfilling its obligation to indemnify M & F Worldwide and its affiliates with regard to the guarantees and tax matters.  The Company believes it is remote that it will incur any material liability related to the guarantees and tax matters.  See Note 8 for certain tax matters indemnified by Honeywell.

HFS Warranty Claims
A series of commercial borrowers in eight states that allegedly obtained loans from banks employing HFS’s LaserPro software have commenced individual or class actions against their banks alleging that the loans were deceptive or usurious in that they failed to disclose properly the effect of the “365/360” method of calculating interest.  In some cases, the banks have made warranty claims against HFS related to these actions.  Some of these actions have already been dismissed, and many of the remainder, and the related warranty claims, are at early stages, so that the likely progress of the matters still pending is not yet clear.  HFS settled one warranty claim in 2009 for an immaterial amount without any admission of liability.  The Company has not accepted any of the remaining warranty claims and ~~does not~~ believes it is remote that any of the~~se~~ remaining warranty claims will result in a material liability for the Company~~, but there can be no assurance~~.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Management’s Discussion and Analysis
Consolidated Operating Results, page 22

6.
For the three and six month periods ended June 30, 2011, the relative change as a percentage of revenues in (a) cost of revenues and (b) selling, general and administrative expenses for Harland Financial Services is material but the proportionate impact of the factors contributing to such change is not apparent.  Please quantify the impact of the various factors and expand your disclosure accordingly.

Response:
We note the Staff’s comment and will expand disclosure in future filings to disclose the impact of the factors contributing to such changes.

We trust the foregoing is responsive to the Staff’s comments.  We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filings, that the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.  Please direct any further questions or comments to the undersigned.

Sincerely,

/s/ Peter A. Fera, Jr.
Peter A. Fera, Jr.
Executive Vice President and
Chief Financial Officer